SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 21, 2003

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction	Commission	(I.R.S. Employer
of incorporation	File Number	Identification No.)

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code) (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Item 5. Other Events

On October 21, 2003, the Company announced that Roger Grummett has been named Chairman of the Board of Directors, succeeding Avrum M. Gross. For additional information, reference is made to the press release attached hereto as Exhibit 99, and incorporated herein by reference.

Exhibit

99   Press Release dated October 21, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: October 22, 2003   By: /s/Craig E. Dahl
                                       Craig E. Dahl
                                       President and
                                         Chief Executive Officer

Exhibit

Press release dated October 21, 2003

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release

GRUMMETT NAMED CHAIRMAN OF ALASKA PACIFIC BANCSHARES

Juneau, Alaska - October 21, 2003: Alaska Pacific Bancshares, Inc. (OTCBB: AKPB) announced today that its Board of Directors has elected Roger Grummett as Chairman of the Board of Directors. Mr. Grummett also was elected as Chairman of the Board of Directors of the Company's wholly owned subsidiary, Alaska Pacific Bank. Mr. Grummett has served on the Company's board since its inception in 1999, and has served on Alaska Pacific Bank's board since 1987. He has held the position of Vice Chairman since 1996.

Grummett, 61, is a partner and co-founder of Shattuck & Grummett, Inc., the largest independent insurance agency in Southeast Alaska. He retired in 1997 after 33 years in the business, but continues to serve on Shattuck & Grummett's board of directors.

Mr. Grummett succeeds Avrum M. Gross as Chairman. Mr. Gross, a former Alaska Attorney General and recently retired from his law practice in the firm of Gross & Burke, has served as Chairman since 1996. Mr. Gross continues to serve on the Company's Board of Directors.

Contact: Craig E. Dahl
                  President & CEO
                  907-790-5101